Exhibit 107

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Ordinary shares of Graphex Group Limited, par value HK$0.01 per share (2)(3)	600,000	$2.50	$1,500,000	$139.05
Total	600,000	$2.50	$1,500,000	$139.05

(1)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee.

(2)	The security issued to purchasers in this offering will be American Depositary Shares, each American Depositary Share representing 20 ordinary shares.

(3)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares of the common stock of the registrant that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.